FORM OF CONVERTIBLE PROMISSORY NOTE

Note #___

THIS NOTE AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO SAID ACT AND SUCH LAWS; OR (II) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER OR RESALE MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SAID ACT AND SUCH LAWS AND THE RECIPIENT OF SUCH TRANSFER OR SALE EXECUTES AN AGREEMENT WITH THE COMPANY OBLIGATING IT TO ABIDE BY COMPARABLE RESTRICTIONS ON TRANSFER AND RESALE.

NUTR, INC.

UNSECURED CONVERTIBLE PROMISSORY NOTE

[EFFECTIVE DATE]

Principal Amount - $[AMOUNT]

FOR VALUE RECEIVED, NUTR, INC., a Delaware corporation (the "**Company**") promises to pay to [INVESTOR NAME] ("**Investor**"), or to Investor's registered, permitted assigns, in lawful money of the United States of America, the principal sum of $[Principal Amount] - $[AMOUNT]), or such lesser amount as shall equal the outstanding principal amount (the "**Principal Amount**") of this Unsecured Convertible Promissory Note (this "**Note**"). The Company also promises to pay to Investor, or to Investor's registered, permitted assigns, in lawful money of the United States of America, interest on the unpaid Principal Amount in accordance with Section 3. All unpaid Principal Amount, together with any then unpaid and accrued interest and other amounts payable hereunder (collectively, the "**Note Obligations**"), shall be due and payable on the earlier of (i) **ON DEMAND** at any time on or after the **Maturity Date** (as defined below); or (ii) when, upon or after the occurrence of an Event of Default (as defined below), such amounts are declared due and payable by Investor or made automatically due and payable in accordance with the terms hereof. The Maturity Date of this note shall be July 31, 2024. The Company and Investor may be individually referred to herein as a "**Party**" or collectively as the "**Parties**".

The following is a statement of the rights of Investor and the conditions to which this Note is subject, and to which Investor, by the acceptance of this Note, agrees:

Definitions. As used in this Note, the following capitalized terms have the following meanings:

"**Board**" shall mean the Board of Directors of the Company.

"**Business Day**" shall mean any day, other than a Saturday or Sunday, on which banks in Ohio are open for the general transaction of business.

"**Change of Control**" has the meaning set forth in Section 7(d) hereof.

"**Company**" has the meaning set forth in the introductory paragraph of this Note.

"**Common Stock**" shall mean shares of the Company's Common Stock.

"**Conversion Price**" has the meaning given in Section 7.

"**Conversion Shares**" shall mean the equity securities issued upon the conversion of the Notes pursuant to Section 7.

"**Convertible Note Financing**" has the meaning given in Section 2(a) hereof.

"**Event of Default**" has the meaning given in Section 5 hereof.

"**Fully-Diluted Capital**" has the meaning given in Section 7(a) hereof.

"**Investment Documents**" means collectively all of the Exhibits attached to the Convertible note purchase Agreement as delivered in connection herewith.

"**Investor**" shall mean the Person specified in the introductory paragraph of this Note or any Person who shall at the time be the registered holder of this Note.

"**Majority in Interest**" shall mean more than 50% of the aggregate outstanding principal amount of the Convertible Notes.

"**Maturity Date**" shall mean July 31, 2024, at which time all unpaid principal, together with any unpaid and accrued interest and other payments payable thereunder, shall be due and payable or earlier upon an Event of Default as provided in Section 5 hereof.

"**Maximum Rate**" has the meaning given in Section 3 hereof.

"**Non-Qualified Financing**" has the meaning given in Section 7(b).

"**Note**" has the meaning set forth in the introductory paragraph of this Note.

"**Note Obligations**" has the meaning set forth in the introductory paragraph of this Note.

"**OFAC Programs**" has the meaning given in Section 8(e)(viii) hereof.

"**Offering Period**" shall mean the period commencing on July 12, 2022 and ending on the Termination Date.

"**Party**" or "**Parties**" has the meaning set forth in the introductory paragraph of this Note.

"**Person**" shall mean and include an individual, a partnership, a corporation (including a business trust), a joint stock company, a limited liability company, an unincorporated association, a joint venture or other entity or a governmental authority.

"**Placement Agent**" has the meaning given in Section 8(b)(vii).

"**Principal Amount**" has the meaning set forth in the introductory paragraph of this Note.

"**Securities**" shall mean the Company's preferred Stock or Common Stock.

"**Securities Act**" shall mean the Securities Act of 1933, as amended.

"**Termination Date**" shall mean the earlier of (i) the date on which the Company has sold in the aggregate, after giving effect to prior Convertible Notes, if any, during the Offering Period, the Maximum Sales Amount; and (ii) July 13, 2023.

"**Transfer**" has the meaning given in Section 8(d)(ii).

"**Unsecured Convertible Promissory Notes**" has the meaning given in Section 2(a) hereof.

1. Convertible Notes And Closing Mechanics

Description of Convertible Notes Offering. This Note is one of a duly authorized series of Notes of the Company of like tenor and effect (except the variations necessary to express the name of payee, the date, and the principal amount of each Note), each dated on or after July 12, 2022 (collectively, the "Convertible Notes"), which are being offered by the Company in reliance upon Regulation CF, as promulgated by the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act")) during the Offering Period pursuant to which the Company is seeking to raise a maximum of $1,070,000, which may be increased at the option of the Company, not to exceed $1,070,000 (the "Maximum Sales Amount" and such private placement, the "Convertible Note Financing"). The Company reserves the right, in its sole discretion, to terminate the Convertible Note Financing at

any time and for any reason; *provided*, *however*, any such termination shall not affect the validity and enforceability of any Convertible Note issued prior to the date of termination. There is no minimum amount that needs to be raised in this offering and all monies raised by this offering will be deposited directly in the Company's operating account for its immediate use.

Payment. Investor will immediately either: (i) deliver a check of immediately available funds in an amount equal to the Principal Amount made payable to the order of NUTR, INC. and sent to such address as the Company may instruct; or (ii) make a wire transfer payment of immediately available funds to the bank account designed by the Company to the Investor, in an amount equal to the Principal Amount, in each case, with Investor's name and address as set forth on Exhibit A hereto, or (iii) make payment via WeFunder.

Acceptance of Note. The Investor understands and agrees that the Company, in its sole discretion, reserves the right to accept or reject this or any other Convertible Note for any reason notwithstanding prior receipt by the Company of an executed Note and the applicable Principal Amount. In furtherance of the foregoing, the Company shall have the right to require potential Investors to supply additional information and execute additional documents in a satisfactory manner, which determination shall be at the sole discretion of the Company, prior to the acceptance of this Note. The Company shall have no obligation hereunder until the Company shall execute and deliver to Investor an executed copy of this Note. If this Note is rejected or the Convertible Note Financing is terminated, then all funds received from Investor will be returned without interest or offset, and this Note shall be deemed to be null and void and of no further force or effect. Simultaneously with execution and delivery to the Company of this Note and delivery of the applicable Principal Amount, the Investor will deliver to the Company and/or WeFunder a completed Convertible Note Purchase Agreement.

Interest. Subject to a conversion pursuant to Section 7, interest on the outstanding portion of the principal amount shall accrue at a rate equal to six percent (6%) simple interest per annum, except that upon an event of default the interest rate shall be ten percent (10%) per annum (the "Maximum Rate"). All computations of interest shall be made on the basis of a 365-day year for the actual number of days occurring in the period for which such interest is payable. All interest shall accrue and become due and payable on the maturity date.

No Prepayment. Except with regard to conversion of the note under Section 7 hereof, the Company shall not have the right to prepay this note before it comes due.

Events Of Default. The occurrence of any of the following shall constitute an "Event of Default" under this Note:

(a) the breach by the Company of any material covenant, representation or obligation under this Note and the failure to cure such breach within thirty (30) days following written notice thereof;

(b) the occurrence of an event of default under any current or future debt of the Company in accordance with its terms, other than where such event of default would not have a material adverse effect on the Company, and the failure to cure such breach within thirty (30) days following written notice thereof;

(c) the failure by the Company to pay any amount due under the Notes on the Maturity Date, and the failure to cure such breach within ten (10) days thereof;

(d) if the Company shall (a) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (b) be unable, or admit in writing its inability, to pay its debts generally as they mature, (c) make a general assignment for the benefit of its creditors, (d) be dissolved or liquidated, or (e) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it; or

(e) if proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Company or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Company or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered or such proceeding shall not be dismissed or discharged within sixty (60) days of commencement.

Rights Of Investor Upon Default. Upon the occurrence or existence of any event of default (other than an Event of Default described in Sections 5(d) or 5(e)) and at any time thereafter during the continuance of such event of default, investor may, with the consent of holders of a majority in interest, by written notice to the Company, declare all outstanding note obligations payable by the company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. Upon the occurrence or existence of any Event of Default described in Sections 5(d) and/or 5(e), immediately and without notice, all outstanding note obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived. In addition to the foregoing remedies, upon the occurrence or existence of any event of default and subject to the consent of holders of a majority in interest of the convertible notes, investor may exercise any other right, power or remedy granted to it by this note or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

Conversion/Most Favored Nation. The outstanding principal amount and any accrued and unpaid interest amounts shall automatically convert into the Company's Series A Preferred Stock upon the earlier of the maturity date or a Triggering Event, as defined below.

Qualified Offering Conversion. In the event the Company consummates, prior to the Maturity Date, a Triggering Event as hereinafter defined, the outstanding principal amount and all accrued interest of this Convertible Note will mandatorily and automatically convert into Series A Preferred Stock of the Company on the earliest to occur (i) at the Maturity Date, or (ii) upon the closing of the next round of equity financing (or any financing convertible into equity) or in the event of a public offering, where the shares of the Common Stock will be listed or quoted on the NASDAQ Stock Market (each of the following being a "Qualified Offering") or (iii) the sale of all or substantially all of the assets of the Company or other sale or merger of the Company (the earliest of such events, if any, the "Triggering Event") then the then-outstanding Note Obligations of each Note shall automatically convert without any further action of the Investors into shares of Series A Preferred Stock (the "Conversion Shares") at a conversion price equal to the price at which the Company sold Common Stock in the Qualified Offering multiplied by 0.80 ("Capped Conversion Price"), provided however that the Company valuation for purposes of calculating the Conversion Price shall not exceed a cap of $10,000,000. Notwithstanding the foregoing, the Company may offer investors who constitute the first $250,000 of the Offering amount to have a Conversion Price equal to $8,000,000.

Change of Control. In the event that the Company expects to effect a Change of Control prior to the conversion of the Notes or payment in full of all amounts due thereunder, each Investor shall have the option either (i) to be paid an amount equal to the Note Obligation as a priority to the distribution of any Change of Control proceeds to the Company's stockholders or (ii) on condition that the Change of Control transaction closes, to convert the Note Obligation into, at the Investor's election, shares of Common Stock into Conversion Shares at the Capped Conversion Price.

The term "Change of Control" means (a) a merger, consolidation, stock sale, or similar transaction in which the holders of all of the Company's stock, on an as-converted to Common Unit basis, immediately before the transaction hold, immediately after such transaction, fifty percent or less of the stock of the Company or the surviving entity, on an as converted to Common Stock basis; or (b) the sale, lease, transfer, or exclusive license of all or substantially all of the Company's assets.

Maturity Date. All outstanding principal and interest amounts shall automatically convert into the Company's Series A Preferred Stock upon the Maturity Date.

No Further Obligations. Upon satisfaction of the conditions set forth in Section 7(e), this Note shall be deemed converted and of no further force and effect, whether or not it is delivered for cancellation as set forth in this Section 7.

Conversion Procedures. Promptly after the consummation of a Qualified Offering or Change of Control, or if conversion pursuant to Sections 7(b) or 7(c), but in no event more than five (5) Business Days thereafter, the Company shall issue and deliver, or cause to be issued and delivered to Investor, registered in the name of Investor, a certificate for the number of whole Conversion Shares issuable upon the conversion of this Note. To the extent permitted

by law, such conversion shall be deemed to have been effected, and the Conversion Price shall be determined, as of the date of the consummation of a Qualified Offering or Change of Control or if conversion pursuant to Sections 7(b) or 7(c), as applicable. The Investor in whose name any certificate for Conversion Shares shall be issuable upon such conversion shall be deemed to have become an Investor of record of the Conversion Shares represented thereby, and the issuance of the Conversion Shares upon conversion of any Note Obligations shall be made without charge to such Investor for any issuance tax in respect thereof.

Reservation of Series A Preferred Stock. The Company shall reserve and keep available solely for issuance upon the conversion of the Note Obligations such number of shares of Series A Preferred Stock, as the case may be, which will from time to time be sufficient to permit the conversion of Note Obligations pursuant to this Section 7 and, if applicable, shall take all action to increase the authorized number of shares of Series A Preferred Stock if at any time there shall be insufficient authorized but unissued Series A Preferred Stock to permit such reservation or permit the conversion of such outstanding Note Obligations. The Company covenants that all Conversion Shares that shall be so issued shall be duly authorized, validly issued, fully paid, and non-assessable by the Company, and free from any taxes, liens, and charges with respect to the issue thereof. The Company shall take all such action as may be necessary to ensure that all such Conversion Shares may be so issued without violation of any applicable law or regulation.

Fractional Securities. No fractional Conversion Shares shall be issued upon conversion of this Note.

Most Favored Nation. Notwithstanding anything to the contrary herein, if the Company issues any additional securities in a new financing subsequent to the date of this Offering, whether equity or any security convertible into equity, in a new round of financing (the "New Securities") at any time on or before January 30, 2023 with investor terms or conditions that are more favorable than those terms set forth in this Offering, then the Company shall amend and restate the terms of this Offering to be the same as in New Securities, including but not limited to the Company valuation provided to the investors in the offering of the New Securities.

Representations And Warranties Of Investor. Investor Represents And Warrants To The Company As Follows:

General.

(i) Investor (i) if a natural person, represents that Investor has reached the age of 18 and has full power and authority to execute and deliver this Note and all other related agreements or certificates and to carry out the provisions hereof and thereof; (ii) if a corporation, partnership, or limited liability company, or association, joint stock company, trust, unincorporated organization or other entity, represents that such entity was not formed for the specific purpose of acquiring the Note, such entity is duly organized, validly existing and in good standing under the laws of the state of its

organization or formation, the consummation of the transactions contemplated hereby is authorized by, and will not result in a violation of state law or its charter or other organizational documents, such entity has full power and authority to execute and deliver this Note and all other related agreements or certificates and to carry out the provisions hereof and thereof and to purchase and hold the Note, the execution and delivery of this Note has been duly authorized by all necessary action, this Note has been duly executed and delivered on behalf of such entity and is a legal, valid and binding obligation of such entity; or (iii) if executing this Note in a representative or fiduciary capacity, represents that it has full power and authority to execute and deliver this Note in such capacity and on behalf of the subscribing individual, ward, partnership, trust, estate, corporation, or limited liability company, or other entity for whom Investor is executing this Note, and such individual, partnership, ward, trust, estate, corporation, or limited liability company, or other entity has full right and power to perform pursuant to this Note and make an investment in the Company, and represents that this Note constitutes a legal, valid and binding obligation of such entity;

(ii) The execution and delivery of this Note will not violate or be in conflict with any order, judgment, injunction, agreement or controlling document to which Investor is a party or by which it is bound;

(iii) Investor is a resident of the state set forth on the signature page to this Note;

(iv) Investor has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Note or the transactions contemplated hereby (other than fees payable by the Company pursuant to the terms of any contract to which the Company is a party);

(v) Any information which Investor has heretofore furnished or is furnishing herewith to the Company is complete and accurate and may be relied upon by the Company in determining the availability of an exemption from registration under federal and state securities laws in connection with the Convertible Note Financing, and Investor further represents and warrants that it will notify and supply corrective information to the Company immediately upon the occurrence of any change therein occurring prior to the Company's issuance of any Shares pursuant to this Note;

(vi) Within five (5) days after receipt of a request from the Company, Investor will provide such information and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject;

(vii) Investor, if a natural person that is a Registered Representative of a Financial Industry Regulatory Authority ("FINRA") member firm, represents that he or she has provided such firm the notice required by the FINRA's Rules of Fair Practice, and such firm has acknowledged receipt of such notice prior to Investor's execution of this Note;

Information Concerning the Company.

(viii) Prior to the execution of this Note, Investor and Investor's attorney, accountant, purchaser representative and/or tax adviser, if any (collectively, the "Advisers"), have received all documents, records, and books pertaining to the investment in the Note and all other documents requested by Investor, have carefully reviewed them and understand the information contained therein;

(ix) Investor and its Advisers, if any, have had the opportunity to obtain any additional information, to the extent the Company has such information in its possession or could acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information contained in all documents received or reviewed in connection with the purchase of the Note and have had the opportunity to have representatives of the Company provide them with such additional information regarding the terms and conditions of this particular investment and the financial condition, results of operations, and business of the Company deemed relevant by Investor or its Advisers, if any, and all such requested information, to the extent the Company had such information in its possession or could acquire it without unreasonable effort or expense, has been provided to the full satisfaction of Investor and its Advisers, if any;

(x) Investor and its Advisers, if any, have had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Company concerning the Convertible Note Financing and the business, financial condition and results of operations of the Company, and all such questions have been answered to the full satisfaction of Investor and its Advisers, if any;

Investor is satisfied that Investor has received adequate information with respect to all matters which Investor or its Advisers, if any, consider material to its decision to make this investment. In this regard, Investor has reviewed the "RISK FACTORS AND IMPORTANT DISCLOSURES" as set forth in the Form C, which are incorporated by reference hereto;

No oral or written representations have been made, or oral or written information furnished, to Investor or its Advisers, if any, in connection with the Convertible Note Financing which are in any way inconsistent with the information contained in this Note including, but not limited to, the "RISK FACTORS AND IMPORTANT DISCLOSURES" set forth in the Form C;

(xi) Investor understands and acknowledges that neither the SEC nor any state securities commission or other regulatory authority has approved the Note, or passed upon or endorsed the merits of the Convertible Note Financing or confirmed the accuracy or determined the adequacy of any information provided by the Company or its representatives to Investor in connection with the Convertible Note Financing;

(xii) Investor understands an acknowledges that Wefunder Portal LLC is assisting the Company in this Offering and will receive compensation of 6.5% of all capital raised in

the Offering on each subscription; provided however that Wefunder shall refund to Company any fees charged to Company on each individual investment of $25,000 or more by an accredited investor, provided that (i) Company invited such investor to invest using the "Invite to Invest" feature on the Wefunder platform, prior to such investor initiating or attempting to initiate an investment or reservation in Company's offering through the Portal; and (ii) Company had a bona fide prior relationship with such investor prior to Company's offering through the Portal. Wefunder reserves the right to request evidence of such prior relationship for any requested fee waiver;

Non-Reliance.

(xiii) In making an investment decision, Investor understands that it must rely on its own examination of the Company and the terms of the Convertible Note Financing, including the merits and risks involved, and is aware that Investor is required to bear the financial risks of this investment for an indefinite period of time;

(xiv) Investor is not relying on the Company or its representatives with respect to the legal, tax, economic and related considerations of an investment in the Note, and Investor has relied on the advice of, or has consulted with, only its own Advisers;

(xv) In evaluating the suitability of an investment in the Company, Investor has not relied upon any representation or information (oral or written) other than as stated in this Note, or any of the documents presented on the WeFunder platform, including the Form C;

(xvi) Investor understands and acknowledges that (a) there are substantial doubts about the Company's ability to continue as a going concern; (b) while there is no minimum amount of Notes to be sold, the sale of less than the maximum amount will adversely affect the Company and there can be no assurances that the Company will be in raising that amount or, even if such amounts are available, that the Company will accept enough subscriptions to achieve this funding level; (d) the Company will have broad discretion with respect to the application of the funds received by the Company in the Convertible Note Financing and the Company may not use the proceeds effectively; and (e) in this respect, Investor has reviewed and understands the "RISK FACTORS AND IMPORTANT DISCLOSURES" set forth in the Form C;

(xvii) Investor understands and acknowledges that any estimates or forward-looking statements or projections (including projections of future expenses, pricing and revenues) included in any materials provided by the Company to Investor in connection with the Convertible Note Financing were prepared by the Company in good faith but that the attainment of any such projections, estimates or forward-looking statements cannot be guaranteed by the Company and should not be relied upon.

(xviii) Investor understands and acknowledges that (a) this Note was prepared by Company's legal counsel and Greenberg Traurig, P.A. ("Greenberg") in its capacity as legal counsel to the Company; (b) Greenberg was not requested to, and did not, verify or confirm any statement contained in any materials furnished by any corporation party to Investor relating to the past or future performance or activities of the Company or its respective affiliates, and that Greenberg expressly disclaims any representation respecting any such information; and (c) Greenberg is not acting as legal counsel for any potential investor in the Convertible Note Financing and such persons are advised to retain and consult with their own legal counsel;

Restrictions on Transfer or Sale of the Securities.

(xix) Investor is acquiring the Note and, as applicable, the other Securities, solely for such Investor's own account for investment purposes only and not with a view to or intent of resale or distribution thereof, in whole or in part, in violation of the Securities Act. Investor has no agreement or arrangement, formal or informal, with any person to sell or transfer all or any part of the Note and/or, as applicable, the other Securities, and Investor has no plans to enter into any such agreement or arrangement;

(xx) Investor understands that (a) none of the Notes or the other Securities are or will be, as applicable, registered under the Securities Act, or any state securities laws; (b) the offering and sale of the Note and the other Securities is being conducted pursuant to Regulation CF, in part, upon the representations, warranties and covenants of Investor contained in this Note; and (c) consequently, neither the Note nor any of the other Securities may be offered for sale, sold, assigned, transferred, hypothecated, or otherwise disposed of (collectively, a "Transfer") unless (a) a registration statement is in effect under the Securities Act covering such proposed Transfer and such proposed Transfer is conducted in accordance with such registration statement; or (b) the Note and/or other Securities are Transferred in a transaction exempt from the registration requirements of the Securities Act and any related requirements imposed by applicable state securities laws, Investor furnishes the Company with an opinion of counsel, in a form reasonably satisfactory to the Company, that such Transfer will not require registration under the Securities Act or any applicable state securities laws, and the recipient of the Transfer executes an agreement with the Company (in a form reasonably satisfactory to the Company) obligating it to abide by comparable restrictions on Transfer;

(xxi) Investor understands that (a) it must bear the substantial economic risks of the investment in the Note and, as applicable, the other Securities indefinitely because the Note and, as applicable, the other Securities, may not be Transferred unless subsequently registered under the Securities Act and applicable state securities laws or an exemption from such registration is available; (b) legends have been placed on this Note and, as applicable, shall be placed on the certificates representing the Conversion Shares and/or Warrant Shares to the effect that they have not been registered under the Securities Act or applicable state securities laws and appropriate notations thereof will be made in the

Company's stock books; (c) stop transfer instructions will be placed with any registrar or transfer agent of the Note and, as applicable, the other Securities, if other than the Company; (d) there can be no assurance any market will ever exist for resale of the Note or the other Securities, nor can there be any assurance that the Note or the other Securities will be freely transferable at any time in the foreseeable future; and (e) Investor has no demand rights to require the Company to register the Securities under the Securities Act or any state securities laws except as set forth herein;

Status of Investor.

(xxii) Investor is investing though a special purpose vehicle ("SPV") established by a crowdfunding platform for the sole purpose of investing in the Company which SPV may contain non-accredited investors;

(xxiii) Neither Investor, nor any of Investor's affiliates, nor any person claiming by or through any of them, is subject to any "bad actor" disqualification specified in Rule 506(d) of Regulation D (a "Disqualification Event"). Investor undertakes to update the Company in the event that Investor (or any of Investor's affiliates, or any person claiming by or through any of them) subsequently becomes subject to a Disqualification Event;

(xxiv) Investor, together with its Advisers, if any, has such knowledge and experience in financial, tax, and business matters, and, in particular, investments in securities, so as to enable it to utilize the information made available to it in connection with the Convertible Note Financing to evaluate the merits and risks of an investment in the Note and the Company and to make an informed investment decision with respect thereto;

(xxv) Investor is knowledgeable about investment considerations in development-stage companies with limited operating histories. Investor has a sufficient net worth to sustain a loss of its entire investment in the Company in the event such a loss should occur. Investor's overall commitment to investments which are not readily marketable is not excessive in view of Investor's net worth and financial circumstances and the purchase of the Note will not cause such commitment to become excessive. The investment is a suitable one for Investor;

(xxvi) Investor is aware that an investment in the Note involves a high degree of risk, and has carefully read and considered the matters set forth under the caption "RISK FACTORS AND IMPORTANT DISCLOSURES" in the Form C and, in particular, acknowledges that (a) the Company has a limited operating history and limited assets, has no commercial products, has incurred significant operating losses since inception, and is engaged in a highly competitive business; (b) the Company will need significant additional capital to commence development of its product candidates; (c) the Company may not receive marketing approval for its product candidate, and will be subject to ongoing regulatory requirements even if such product candidates are approved; and

(d) the Company may be unable to continue as a going concern and achieve profitability; and (e) the Company is largely dependent on third parties for regulatory approvals, clinical development, manufacturing and sales and marketing activities;

(xxvii) Investor has adequate means of providing for such Investor's current financial needs and foreseeable contingencies and has no need for liquidity from its investment in the Note for an indefinite period of time;

(xxviii)(For ERISA plans only) The fiduciary of the ERISA plan (the "Plan") represents that such fiduciary has been informed of and understands the Company's investment objectives, policies and strategies, and that the decision to invest "plan assets" (as such term is defined in ERISA) in the Company is consistent with the provisions of ERISA that require diversification of plan assets and impose other fiduciary responsibilities. Investor or Plan fiduciary (i) is responsible for the decision to invest in the Company; (ii) is independent of the Company or any of its affiliates; (iii) is qualified to make such investment decision; and (iv) in making such decision, Investor or Plan fiduciary has not relied on any advice or recommendation of the Company or any of its affiliates;

(xxix) Investor should check the Office of Foreign Assets Control ("OFAC") website at <http://www.treas.gov/ofac> before making the following representations. Investor represents that the amounts invested by it in the Company in the Convertible Note Financing were not and are not directly or indirectly derived from activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations. Federal regulations and Executive Orders administered by OFAC prohibit, among other things, the engagement in transactions with, and the provision of services to, certain foreign countries, territories, entities and individuals. The lists of OFAC prohibited countries, territories, persons and entities can be found on the OFAC website at <http://www.treas.gov/ofac>. In addition, the programs administered by OFAC (the "OFAC Programs") prohibit dealing with individuals[1] or entities in certain countries regardless of whether such individuals or entities appear on the OFAC lists;

(xxx) To the best of Investor's knowledge, none of: (a) Investor; (b) any person controlling or controlled by Investor; (c) if Investor is a privately-held entity, any person having a beneficial interest in Investor; or (d) any person for whom Investor is acting as agent or nominee in connection with this investment is a country, territory, individual or entity named on an OFAC list, or a person or entity prohibited under the OFAC Programs. Please be advised that the Company may not accept any amounts from a prospective investor if such prospective investor cannot make the representation set forth in the preceding paragraph. Investor agrees to promptly notify the Company should Investor become aware of any change in the information set forth in these

[1] These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs.

representations. Investor understands and acknowledges that, by law, the Company may be obligated to "freeze the account" of Investor, either by prohibiting additional subscriptions from Investor, declining any redemption requests and/or segregating the assets in the account in compliance with governmental regulations, and may also be required to report such action and to disclose Investor's identity to OFAC. Investor further acknowledges that the Company may, by written notice to Investor, suspend the redemption rights, if any, of Investor if the Company reasonably deems it necessary to do so to comply with anti-money laundering regulations applicable to the Company or any of the Company's other service providers. These individuals include specially designated nationals, specially designated narcotics traffickers and other parties subject to OFAC sanctions and embargo programs;

(xxxi) To the best of Investor's knowledge, none of: (a) Investor; (b) any person controlling or controlled by Investor; (b) if Investor is a privately-held entity, any person having a beneficial interest in Investor; or (c) any person for whom Investor is acting as agent or nominee in connection with this investment is a senior foreign political figure,[2] or any immediate family[3] member or close associate[4] of a senior foreign political figure, as such terms are defined in the footnotes below; and

(xxxii) If Investor is affiliated with a non-U.S. banking institution (a "Foreign Bank"), or if Investor receives deposits from, makes payments on behalf of, or handles other financial transactions related to a Foreign Bank, Investor represents and warrants to the Company that: (a) the Foreign Bank has a fixed address, other than solely an electronic address, in a country in which the Foreign Bank is authorized to conduct banking activities; (b) the Foreign Bank maintains operating records related to its banking activities; (c) the Foreign Bank is subject to inspection by the banking authority that licensed the Foreign Bank to conduct banking activities; and (d) the Foreign Bank does not provide banking services to any other Foreign Bank that does not have a physical presence in any country and that is not a regulated affiliate.

Representations And Warranties Of The Company. The Company represents and warrants to Investor that the Company has full legal capacity, power and authority to execute and deliver this note and to perform its obligations hereunder. This note has been duly executed and delivered by the company and is a valid and binding obligation of the Company, enforceable

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[2] A "senior foreign political figure" is defined as a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a "senior foreign political figure" includes any corporation, business or other entity that has been formed by, or for the benefit of, a senior foreign political figure.

[3] "Immediate family" of a senior foreign political figure typically includes the figure's parents, siblings, spouse, children and in-laws.

[4] A "close associate" of a senior foreign political figure is a person who is widely and publicly known to maintain an unusually close relationship with the senior foreign political figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the senior foreign political figure.

against it in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The execution and delivery by the Company of this Note and the performance of its obligations hereunder will not violate, conflict with, result in a breach of, or constitute a default under the organizational documents of the company or any of its subsidiaries.

Investor Rights.

Information Rights. The Company shall deliver to each Investor annual and quarterly financial statements, annual budgets, and quarterly capitalization tables ("Information Rights"); provided that such Information Rights shall terminate upon a Qualified Financing.

Legends. Investor acknowledges that upon issuance the Conversion Shares, as applicable, shall bear the following legend referring to the fact that such Conversion Shares, as applicable, will be issued in reliance upon an exemption from registration under the securities act and applicable state securities laws:

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD UNLESS (I) SUCH SECURITIES HAVE BEEN REGISTERED FOR SALE PURSUANT TO SAID ACT AND SUCH LAWS; OR (II) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH TRANSFER OR RESALE MAY LAWFULLY BE MADE WITHOUT REGISTRATION UNDER THE SAID ACT AND SUCH LAWS AND THE RECIPIENT OF SUCH TRANSFER OR SALE EXECUTES AN AGREEMENT WITH THE COMPANY OBLIGATING IT TO ABIDE BY COMPARABLE RESTRICTIONS ON TRANSFER AND RESALE.

Successors And Assigns. Subject to the restrictions on transfer described in Sections 14 and 15 below, the rights and obligations of the Company and Investor shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the Parties.

Waiver And Amendment. Any provision of this Note may be amended, waived or modified upon the written consent of the Company and holders of a Majority in Interest of the Convertible Notes; provided, however, that for purposes of this Section 13, updates or revisions made primarily to reflect the addition or removal of a Placement Agent shall not be deemed to constitute a waiver or an amendment. Investor expressly acknowledges and agrees that it shall be bound by any such amendment, waiver or modification executed by holders of a Majority in

Interest of the Convertible Notes, regardless of whether Investor otherwise executed the instrument causing such amendment, waiver or modification.

Transfer Of This Note Or Securities Issuable On Conversion Hereof. This Note and the rights, interests and obligations hereunder are not transferable or assignable by Investor and the Transfer of any Securities acquired by Investor in connection with this Note shall be made only in accordance with this Note, the Company's Bylaws and all applicable laws. Any purported attempt by Investor to Transfer this Note, any of the other Securities, or any of the rights, interests or obligations hereunder, in each case in violation of this Section 14 shall be null and void. The restrictions set forth in this Section 14 shall survive the execution and delivery hereof and delivery of the Shares.

Assignment By The Company. Except upon a Change of Control, neither this Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, in whole or in part, by the Company without the prior written consent of Holders of a Majority in Interest of the convertible Notes, and any purported attempt by the Company to assign this Note or any of the rights, interests or obligations hereunder in violation of this Section 15 shall be null and void.

Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing, shall refer specifically to this Note and shall be deemed given only if (i) delivered by hand; (ii) sent by overnight registered mail, courier or express delivery service that maintains records of delivery; or (iii) sent by email (with confirmation of receipt), in each case addressed (a) if to the Company, to Nutr, Inc., 6649 Reserve Ct, Galena, OH 4302, attention: Alicia Long, CEO, email: alicia@thenutr.com, with a copy (which shall not constitute notice) to Bruce C. Rosetto at Greenberg Traurig, p.a., 777 Flagler Drive, Suite 300 East, West Palm Beach, FL 33401, email: rosettob@gtlaw.com (b) if to Investor, in accordance with the contact information set forth on the signature page hereof (or, in either case, in accordance with such other contact information as the party shall have furnished in writing to the other party in accordance with the provisions of this Section 15). Such notice shall be deemed to have been received: (1) as of the date delivered by hand or by overnight registered mail, courier or express delivery service; or (2) on the day sent by email provided, that the sender had received confirmation of transmission (by email delivery receipt confirmation or confirmation by telephone or email). Any notice delivered by email shall be followed by a hard copy delivered promptly thereafter.

Waivers. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

Governing Law; Jurisdiction. This Note and all actions, causes of action or claims of any kind (whether at law, in equity, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Note, or the negotiation, execution or performance of this Note shall be governed by, and construed under, and construed in accordance with the laws of the

State of Delaware, all rights and remedies being governed by said laws, including without limitation, Delaware laws relating to applicable statutes of limitation and burdens of proof, available remedies and applicable evidentiary privileges. For the purpose of any suit, action or proceeding arising out of or relating to this Note, the Parties hereto hereby irrevocably consent and submit to the exclusive jurisdiction and venue of the state and federal courts of the State of Ohio located in Delaware County (and of the appropriate appellate courts therefrom). The Parties hereto irrevocably waive any objection which they may now or hereinafter have to the laying of the venue of any suit, action or proceeding brought in such court and any claim that such suit, action or proceeding brought in such a court has been brought in an inconvenient forum and agrees that service of process in accordance with the foregoing sentence shall be deemed in every respect effective and valid personal service of process upon such Party.

Waiver Of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Miscellaneous.

(f) This Note constitutes the entire agreement between Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

(g) The representations and warranties of the Parties made in this Note shall survive the execution and delivery of this Note.

(h) Each of the Parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such Party) in connection with this Note.

(i) This Note may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Note by facsimile or other electronic transmission shall be effective as delivery of a manually

executed original counterpart of this Note. Electronic signatures, whether digital or encrypted, of the undersigned are intended to authenticate this Agreement and to have the same force and effect as manual signatures.

(j) Each provision of this Note shall be considered separable and, if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity or illegality shall not impair the operation of or affect the remaining portions of this Note.

(k) Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Note as set forth in the text.

(l) The language of this Note shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against any Party.

[Signatures Appear on the Following Pages]

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE].

Investment Amount: $[AMOUNT]

COMPANY:

Nutr, Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

By: ____________________

SUBSCRIBER:

Investor Signature

By: [ENTITY NAME]

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[ ] Not Accredited

TERM SHEET

SUMMARY OF PRINCIPAL TERMS
FOR
PRIVATE PLACEMENT
OF
UP TO $1,070,000 IN 6% INTEREST BEARING CONVERTIBLE PROMISSORY NOTES

NUTR, INC.
A Delaware corporation

*The terms and conditions set forth herein are subject to change and this non-binding term sheet (the "***Term Sheet***") does not constitute an offer to purchase securities. The terms and conditions set forth herein are indicative only and subject to change based on market conditions. Moreover, the terms and conditions set forth are subject to customary legal review and due diligence review. Neither this Term Sheet nor any discussion or negotiation of the proposed transaction constitutes an agreement or obligation on the part of any person to purchase or sell securities of NUTR, Inc. or enter into any agreement to purchase securities of the company.*

ISSUER:	**NUTR**, **Inc.** a Delaware corporation (the "**Company**").

TYPE OF SECURITY: The Company intends to offer six percent (6%) interest bearing unsecured convertible promissory notes (each, a "**Convertible Note**" and collectively, the "**Convertible Notes**") in an aggregate amount of up to $1,070,000 (the "**Offering**") to investors (each, an "**Holder**" and together, the "**Holders**"), pursuant to the terms and conditions of a convertible note agreement to be entered into by each Holder and the Company (each, a "**Subscription Agreement**" and collectively, the "**Subscription Agreements**"). The Company reserves the right to increase or decrease the Offering amount of $1,070,000 in its sole discretion.

The minimum individual investment amount in the Offering is $100,000 (unless a lower minimum investment amount is approved by the Issuer in its sole discretion).

Capitalized terms used but not otherwise defined in this Term Sheet shall have the meaning set forth in the Subscription Agreement.

THE OFFERING: The Offering will be conducted pursuant to Regulation CF via the WeFunder portial. The Company may accept funds in this Offering in one or more Closings (defined below).

INTEREST: The Convertible Notes will bear interest at a rate of six percent (6%) simple interest per annum, and all accrued interest under the Convertible Note will be due on the Maturity Date. All computations of the interest rate hereunder shall be made on the basis of a 365/366-day year. In the event that any interest rate provided for herein shall be determined to be unlawful, such interest rate shall be computed at the highest rate permitted by applicable law. Any payment by the Company of any interest amount in excess of that permitted by law shall be considered a mistake, with the excess being applied to the Principal Amount without prepayment premium or penalty. The Default Interest Rate will be at 10%.

MATURITY DATE: The Convertible Notes will mature on July 31, 2024 (the "**Maturity Date**"). Notwithstanding the foregoing the Company, at its sole option, can extend the Maturity Date by up to 6 months upon written notice of extension to the Holders.

MANDATORY CONVERSION:	The outstanding principal amount and all accrued interest of this Convertible Note will mandatorily and automatically convert into Series A Preferred Stock of the Company on the earliest to occur (i) at the Maturity Date, or (ii) upon the closing of the next round of equity financing (or any financing convertible into equity) or in the event of a public offering, where the shares of the Common Stock will be listed or quoted on the NASDAQ Stock Market (each of the following being a "**Qualified Offering**") or (iii) the sale of all or substantially all of the assets of the Company or other sale or merger of the Company (the earliest of such events, if any, the "**Triggering Event**").
CONVERSION PRICE:	Upon the occurrence of the Triggering Event, the outstanding principal amount of the Convertible Notes, and any accrued interest, will mandatorily and automatically convert into Series A Preferred Stock of the Company of the Company. The "**Conversion Price**" will be equal to a 20% discount of the sales price per share of the Common Stock if conversion occurs at time of the Triggering Event set forth in (i) or (iii) above or if the conversion occurs under (ii) then the conversion price will be equal to a 20% discount to the closing bid price of the Common Stock of the Company as traded on any exchange for the day immediately preceding the date of the conversion, provided however that the Company valuation for purposes of calculating the Conversion Price shall not exceed a cap of $10,000,000. Notwithstanding the foregoing, the Company may offer investors who constitute the first $250,000 of the Offering amount to have a Conversion Price equal to $8,000,000.
MOST FAVORED NATION:	If the Company issues any additional securities in a new financing subsequent to the date of this Offering, whether equity or any security convertible into equity, in a new round of financing (the "**New Securities**") at any time on or before January 30, 2023 with investor terms or conditions that are more favorable than those terms set forth in this Offering, then the Company shall amend and restate the terms of this Offering to be the same as in New Securities, including but not limited to the Company valuation provided to the investors in the offering of the New Securities.
PREPAYMENT:	The Company may not prepay the Convertible Notes prior to the Maturity Date, except in connection with the conversion of the Note.

CLOSINGS:	Each closing of a purchase and sale of the Convertible Notes shall be consummated on such date(s) as the Company accepts a Holder's offer to purchase the Convertible Notes as evidenced by the Company's counter-execution of the signature page to the Subscription Agreement for each such Holder and the return of a fully executed Subscription Agreement to the relevant Holder (each, a "**Closing**" and collectively, the "**Closings**").
CONDITIONS PRECEDENT TO CLOSE:	On or prior to the date of each Closing, the following shall have occurred: (i) the Holder shall have paid to the Company the Purchase Price by a bank cashier's check or by wire transfer of immediately available U.S. funds; (ii) the Holder shall have delivered to the Company a dated and executed signature page to the Subscription Agreement, with all blanks properly completed; (iii) the Holder shall have delivered to the Company a dated completed and signed Accredited Investor Questionnaire, with all blanks properly completed; and (iv) the Purchaser shall have thoroughly reviewed the Subscription Agreement and the Risk Factors, the Term Sheet, the Form of 6% Convertible Promissory Note, and the Company Investor Presentation.
USE OF PROCEEDS:	The Company will use the proceeds of the Offering for expansion of current operations, development and launch of new productions, and general corporate purposes, including salaries. The Company may use proceeds of the Offering immediately upon each Closing.
HOLDERS:	Each Holder shall comply with the investment limitations as per Regulation CF and invest via WeFunder, which shall establish a special purpose vehicle ("**SPV**") for the sole purpose of investing in the Company which SPV may contain non-accredited investors. In addition, Holders should have funds other than those invested in the Company adequate to meet their personal needs and contingencies and must be knowledgeable and experienced in financial and business matters generally. The Chief Executive Officer of the Company may, in his sole discretion, decline to admit any prospective investor regardless of whether such person meets the foregoing suitability requirements.

DILUTION:	The Company intends to seek additional sources of debt and/or equity financings which may be dilutive to the Holders. The Holders will not have dilution protection.
NON-BINDING TERM SHEET; CONFIDENTIALITY:	This Term Sheet merely constitutes a statement of the intentions with respect to the transactions described herein and is not a legally binding document and the terms of the proposed transaction and information produced by the Company (whether written or verbal) shall remain confidential.
EXPENSES:	The Company and the Holders will each bear their own legal and other expenses with respect to the transactions contemplated herein.
RESTRICTIONS ON TRANSFER:	The Convertible Notes and the securities issuable upon conversion (together, the "**Securities**") will be restricted as to transferability under state and federal laws regulating securities. The issuance of the Securities will not be registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any other similar state statutes, in reliance upon exemptions from the registration requirements contained therein. Accordingly, the Securities will be "restricted securities" as defined in Rule 144 of the Securities Act. As "restricted securities," a Holder must hold them indefinitely and may not dispose or otherwise sell them without registration under the Securities Act and any applicable state securities laws unless exemptions form registrations are available. Moreover, in the event a Holder desires to sell or otherwise dispose of any of the Securities, the Holder will be required to furnish the Company with an opinion of counsel acceptable to us that the transfer would not violate the registration requirements of the Securities Act or applicable state securities laws. Any certificate or other document evidencing the Securities will be imprinted with a conspicuous legend stating that the Securities have not been registered under the Securities Act and state securities laws, and referring to the restrictions on transferability and sale of the Securities. In addition, the Company's records concerning the Securities will include "stop transfer notations" with respect to such Securities.

SHORT SALE REPRESENTATION:	The Holder represents that with respect to the securities of the Company, it has not engaged in any short selling or hedging activity of any kind prior to the date hereof and shall not engage in any such activity whatsoever at any time after the date hereof.

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